UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64554/May 27, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14356

In the Matter of	:	
	:	
COMMERCIAL MORTGAGE RESOURCES CORP.,	:	
COMPRESSANT CORP.,	:	ORDER MAKING FINDINGS
COMPRESSION LABS, INC.,	:	AND REVOKING
CONSOLIDATED GOLDEN QUAIL	:	REGISTRATIONS BY
RESOURCES, LTD.,	:	DEFAULT AS TO
CONSOLIDATED NRD RESOURCES LTD.,	:	SEVEN RESPONDENTS
CONTEMPORARY SOLUTIONS, INC.	:	
(N/K/A PURESCIENCE),	:	
CONTINENTAL HERITAGE CORP.	:	
(N/K/A VISIONQUEST WORLDWIDE	:	
HOLDINGS CORP.), and	:	
CORNICHE CORP.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 26, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by May 11, 2011. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. Accordingly, Compressent Corporation (Compressent), Compression Labs, Inc., (Compression Labs), Consolidated Golden Quail Resources, Ltd. (Consolidated Golden), Consolidated NRD Resources Ltd. (Consolidated NRD), Contemporary Solutions, Inc. (n/k/a Purescience) (Contemporary Solutions), Continental Heritage Corp. (n/k/a Visionquest Worldwide Holdings Corporation) (Continental Heritage), and Corniche Corporation (Corniche) (collectively, Respondents) are in default for failing to file Answers to the OIP or to otherwise defend the proceeding.[1] See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true. Official notice has been taken of the Commission's public official records concerning Respondents. See 17 C.F.R. § 201.323.

Compressent (CIK No. 1013273) is a Florida corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Compressent is delinquent in its periodic filings with the Commission, having not filed any periodic

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[1] The proceeding has ended as to Respondent Commercial Mortgage Resources Corp. See Commercial Mortgage Resources Corp., Exchange Act Release No. 64499 (May 16, 2011).

reports since it filed a Form 10-Q for the period ended June 30, 1998, which reported a net loss of $6.4 million for the prior nine months.

Compression Labs (CIK No. 319085) is a Delaware corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Compression Labs is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1997, which reported a net loss of over $4.2 million for the prior three months.

Consolidated Golden (CIK No. 802700) is a British Columbia corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Consolidated Golden is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 28, 1998, which reported a net loss of over $221,000 for the prior nine months.

Consolidated NRD (CIK No. 769508) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Consolidated NRD is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1996, which reported a net loss of over $28,000 for the three month-period ended March 31, 1997.

Contemporary Solutions (CIK No. 1101357) is a dissolved Wyoming corporation located in Springville, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Contemporary Solutions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006, which reported a net loss of over $211,000 for the prior nine months. On November 25, 1996, Contemporary Solutions filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of Louisiana, which was terminated on April 30, 1997.

Continental Heritage (CIK No. 24055) is a void Delaware corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Continental Heritage is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2000, which reported a net loss of over $759,000 for the prior six months.

Corniche (CIK No. 1140007) is a permanently revoked Nevada corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Corniche is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $6,600 for the prior nine months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. These Form 6-K reports must be transmitted promptly after the information contained therein "is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information." 17 C.F.R. § 240.13a-16.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Compressent Corporation, Compression Labs, Inc., Consolidated Golden Quail Resources, Ltd., Consolidated NRD Resources Ltd., Contemporary Solutions, Inc. (n/k/a Purescience), Continental Heritage Corp. (n/k/a Visionquest Worldwide Holdings Corporation), and Corniche Corporation are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge